Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 goodwinlaw.com +1 212 813 8800

April 16, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Robin Energy Ltd.

On behalf of our client, Robin Energy Ltd. (the “Company”), we have submitted a draft Registration Statement on Form F-3 (the “Draft Registration Statement”) relating to the offering, from time to time, of the Company’s common shares (including associated preferred share purchase rights under the Company’s Shareholder Protection Rights Agreement), preferred shares, debt securities, warrants, purchase contracts, rights or units. The Draft Registration Statement was submitted via EDGAR to the Securities and Exchange Commission (the “Commission”) for review on a confidential basis in accordance with the procedures of the Commission. The Company undertakes to publicly file its Registration Statement for this proposed offering no later than 48 hours prior to any requested effective date and time.

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Please contact the undersigned, Finn Murphy of Goodwin Procter LLP, at (212) 459-7257 if you have any questions with respect to the foregoing.

Very truly yours,
GOODWIN PROCTER LLP
By:	/s/ Finn Murphy
Finn Murphy

cc:
Petros Panagiotidis (Robin Energy Ltd.)